# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Butterfly Network, Inc., CIK 0001804176
CUSIP: 124155102
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 03/13/2026
Filed by CIK 0001076352
Persons authorized to receive notices and communications: Jonathan M. Rothberg, Ph.D., c/o Butterfly Network, Inc., 1600 Distri, Burlington, Massachusetts (MA), 01803, (781) 557-4800

## Reporting persons
- Rothberg Jonathan M. (CIK 0001076352): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,821,463; shared voting power 726,696; sole dispositive power 2,821,463; shared dispositive power 726,696; aggregate amount beneficially owned 3,548,159 (1.6% of the class)
  Comment: This Reporting Person's table is for Class A common stock.
  
  Rows 7, 9 and 11 consists of (i) 2,799,818 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the "Issuer") held by Jonathan M. Rothberg, Ph.D. and (ii) stock options to purchase 21,645 shares of Class A common stock of the Issuer which are exercisable within 60 days of March 13, 2026, held by Dr. Jonathan M. Rothberg.
  
  Rows 8, 10 and 11 consists of 726,696 shares of Class A common stock of the Issuer held by Dr. Rothberg's spouse.
  
  Row 13 is calculated based on 228,205,930 shares of Class A common stock of the Issuer outstanding as of February 19, 2026.
- Rothberg Jonathan M.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 26,426,937; shared voting power 0; sole dispositive power 26,426,937; shared dispositive power 0; aggregate amount beneficially owned 26,426,937 (100% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Rows 7, 9 and 11 consists of 26,426,937 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC and shares distributed from 4C Holdings I, LLC and held by entities owned by trusts created for the benefit of Dr. Jonathan Rothberg's children.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 19, 2026.
- 4C Holdings I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,716,596; sole dispositive power 0; shared dispositive power 4,716,596; aggregate amount beneficially owned 4,716,596 (17.8% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 19, 2026.
- 4C Holdings II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (9.9% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 19, 2026.
- 4C Holdings III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (9.9% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 19, 2026.
- 4C Holdings IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (9.9% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 19, 2026.
- 4C Holdings V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,845,238; sole dispositive power 0; shared dispositive power 8,845,238; aggregate amount beneficially owned 8,845,238 (33.5% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 19, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Name of issuer: Butterfly Network, Inc.
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Comment:
Explanatory Note

This Amendment No. 9 to Schedule 13D ("Amendment No. 9") amends and supplements the Schedule 13D filed on February 22, 2021, as amended by Amendment No. 1 filed on March 26, 2021, Amendment No. 2 filed on March 28, 2022, Amendment No. 3 filed on September 16, 2022, Amendment No. 4 filed on September 13, 2023, Amendment No. 5 filed on August 30, 2024, Amendment No. 6 filed on March 7, 2025, Amendment No. 7 filed on December 1, 2025 and Amendment No. 8 filed on December 17, 2025 (as amended, the "Schedule 13D") relating to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.), a Delaware corporation (the "Issuer"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 9. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with estate planning, Dr. Rothberg and entities owned by trusts created for the benefit of Dr. Rothberg's children have entered into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Plan"), a copy of which is attached hereto as Exhibit 6. Pursuant to the Plan, sales of up to 2,799,818 shares of Class A common stock and 5,000,000 shares of Class B common stock may be effected during the plan sales period beginning following the cooling-off period contained in Rule 10b5-1(c) on July 14, 2026 and ending on July 14, 2027 in accordance with the terms and conditions of the Plan. The sale of shares of Class A common stock and Class B common stock under the Plan is subject to minimum price and volume parameters included in the Plan, and there is no assurance that any shares of Class A common stock or Class B common stock will be sold under the Plan.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit No. 6 - Rule 10b5-1 Trading Plan

## Signatures
- Rothberg Jonathan M.: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (03/17/2026)
- Rothberg Jonathan M.: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (03/17/2026)
- 4C Holdings I, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (03/17/2026)
- 4C Holdings II, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (03/17/2026)
- 4C Holdings III, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (03/17/2026)
- 4C Holdings IV, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (03/17/2026)
- 4C Holdings V, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (03/17/2026)